VF 3-8-05

SECUR 05036406 SION

X 3-7

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 3 2005 WASH, D.C. 185

NAME OF BROKER-DEALER:
Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fourteenth Street, NW
(No. and Street)

Washington, DC 20005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie K. Wachtel (202) 898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Steven G. Hirshenson, Chartered Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Dr. #603 Rockville, Maryland 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Wendie L. Wachtel
Notary Public, District of Columbia
My Commission Expires 11-14-2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS PAGE

STEVEN C. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
January 21, 2005

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2004

ASSETS

Cash	$ 3,503,671
Cash and securities segregated under SEC regulations (Note 2)	975,923
Receivable from brokers	208,270
Receivable from customers	13,129
Securities owned - investment account (Note 1)	262,004
Securities owned - trading account (Note 1)	3,751,545
Accrued interest receivable	5,764
Prepaid expenses and deposits	264,036
Prepaid income taxes	1,705
Net fixed assets (notes 1 and 3)	9,059
TOTAL ASSETS	$ 8,995,106

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 1,605
Income taxes payable	-0-
Payroll taxes payable	700
Payable to brokers	81,811
Payable to customers	811,653
Payable to stockholders (Note 4)	3,040,398
Deferred income taxes (Notes 1 and 6)	25,431
Total Liabilities	3,961,598
Capital stock	52,832
Retained earnings	4,980,676
Total Stockholders' Equity	5,033,508
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,995,106

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$ 428,661
Net inventory and investment gains (Note 1)	195,036
Interest	188,319
Dividends (Note 1)	8,878
Consulting fees	4,500
Other	6,003
Total Revenues	831,397
Expenses	
Accounting and professional services	10,665
Advertising	253
Clearing charges	39,561
Commissions	323,812
Communications	30,198
Consulting	-0-
Depreciation	1,464
Dues and licenses	5,198
Health benefits	42,960
Insurance	5,680
Miscellaneous	-0-
Office expense	6,324
Officers' salaries	84,000
Pension contribution (Note 5)	22,035
Regulatory fees	11,237
Rent	41,524
Salaries	62,900
Taxes, payroll and other	12,043
Travel and transportation	2,494
Total Expenses	702,348
Income Before Taxes	129,049
Provision for income taxes (Note 6)	19,495
Net Income	$ 109,554

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Capital Stock	Retained Earnings
Balances at December 31, 2003	$ 52,832	$ 4,871,122
Net Income		109,554
Balances at December 31, 2004	$ 52,832	$ 4,980,676

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities		
Interest received	$	190,133
Fees and commissions received		439,165
Net cash flow to purchase and sell trading securities		854,104
Dividends received		8,878
Cash paid to suppliers and employees	(	705,999)
Income taxes paid	(	16,496)
Net cash used by operating activities		769,785
Cash Flows from Investing Activities		
Purchase of fixed assets	(	1,464)
Sale of investment account securities		-0-
Net cash used by investing activities	(	1,464)
Net Increase in Cash and Cash Equivalents		768,321
Cash and cash equivalents at beginning of year		3,711,273
Cash and cash equivalents at end of year	$	4,479,594
Reconciliation of Net Income to Net Cash Used by Operating Activities		
Net Income	$	109,554
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation		1,464
Decrease in accrued interest receivable		1,814
Increase in prepaid expenses	(	1,016)
Decrease in prepaid income taxes		2,999
Change in investment account		-0-
Increase in trading account	(	68,424)
Increase in net payables due to customers and brokers		280,844
Decrease in accrued expenses	(	4,098)
Change in deferred taxes		-0-
Increase in payable to stockholders		446,648
Total adjustments		660,231
Net cash provided by operating activities	$	769,785

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations except that no provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

2 - Cash and Securities Segregated Under SEC Regulations

A U.S. Treasury note with a market value of $490,000 ($500,000 face value; interest at 1.625%; maturity 4/30/05) and a U.S. Treasury Note TIPS with a market value of $485,923 ($516,940 face value; interest at 1.875%; maturity 7/15/13) have been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 24,367
Automobiles	38,486
	62,853
Less: Accumulated Depreciation	(53,794)
Net Fixed Assets	$ 9,059

4 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business.

5 - Pension Plan

In 1987, the Corporation established simplified employee pension plans for eligible employees. A pension contribution of $22,035 was made for the year ended December 31, 2004.

6 - Income Taxes

The income tax provision consists of the following:

Federal	$ 14,084
Local	5,411
Total	$ 19,495

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

7 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2007. As of December 31, 2004 the monthly base rent was $3,338 plus additional rent for their pro-rata share of any increases in the operating expenses of the building. The lease includes an escalation clause of 2.5% per year.

8 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Corporation had net capital of $4,593,193 which was $4,343,193 in excess of its required net capital of $ 250,000.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2004

Total Assets	$ 8,995,106
Total Liabilities	3,961,598
Net Worth	5,033,508
Non-Allowable Assets	79,349
Other Deductions	-0-
Current Capital	4,954,159
Allowable Assets	8,915,757
Haircuts	360,966
Adjusted Net Capital	4,593,193
Liabilities Not Included in Aggregate Indebtedness	713,102
Aggregate Indebtedness	3,248,496
Minimum Required Capital	250,000
Excess Capital	4,343,193
Ratio (AI/Net Capital)	.71

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2004

Customer Credit Balances	$	811,653
Customers' Securities F/R		68,459
TOTAL CREDITS		880,112
Customer Debit Balances (-1%)		12,997
Customers' Securities F/D		187,970
TOTAL DEBITS		200,967
Excess of Credits Over Debits		679,145
Reserve Requirement @ 105%		713,102
Amount in Reserve a/c (12/31/04)		975,924
January Deposit or (Withdrawal)		-0-
New Balance in Account		975,924

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2004

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising form "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2004 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 21, 2005

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(j)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

Re: Audit Report Dated January 21, 2005
Year Ended December 31, 2004

Pursuant to SEC Rule 17a-5(j), we are advising that we found no material inadequacy in any portion of your accounting and recordkeeping or system of internal control during the course of our examination of your financial statements for the year ended December 31, 2004.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 21, 2005